Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, California 94111

1(415) 856-7007

davidhearth@paulhastings.com

February 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PGIM U.S. Employee Co-Invest, L.P. and PGIM, Inc.
File Nos. 812-15521

Ladies and Gentlemen:

We are counsel to PGIM U.S. Employee Co-Invest, L.P. and PGIM, Inc. (the “Applicants”). An Application for an Exemption under the Investment Company Act of 1940 for an Employees’ Securities Company was inadvertently submitted on November 14, 2023 under the incorrect submission type. It was intended to be filed as a 40-6B submission, consistent with the applied-for exemption for an Employees’ Securities Company and the precedent application noted in the transmittal letter.

That application will be re-submitted as a 40-6B submission.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP